UNITED STATES
      SECURITIES AND EXCHANGE COMMISSION    ------------------------------------
            WASHINGTON, D.C. 20549                      OMB APPROVAL
                                            ------------------------------------
                 FORM N-17F-2               OMB NUMBER:                3235-0360
                                            EXPIRES:               JULY 31, 2009
                                            ESTIMATED AVERAGE BURDEN
                                            HOURS PER RESPONSE ..............1.0
                                            ------------------------------------

Certificate of Accounting of Securities and Similar
           Investments in the Custody of
          Management Investment Companies

      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1.   Investment Company Act File Number:             Date examination completed:
     811-5669                                        May 5, 2006
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2. State identification Number:
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      AL                   AK                    AZ                   AR                   CA                   CO
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      CT                   DE                    DC                   FL                   GA                   HI
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      ID                   IL                    IN                   IA                   KS                   KY
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      LA                   ME                    MD                   MA                   MI                   MN
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      MS                   MO                    MT                   NE                   NV                   NH
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      NJ                   NM                    NY                   NC                   ND                   OH
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      OK                   OR                    PA                   RI                   SC                   SD
      -------------------- --------------------- -------------------- -------------------- -------------------- --------------------
      TN                   TX                    UT                   VT                   VA                   WA
      -------------------- --------------------- -------------------- --------------------------------------------------------------
      WV                   WI                    WY                   PUERTO RICO
      ------------------------------------------------------------------------------------------------------------------------------
      OTHER (specify):
      ------------------------------------------------------------------------------------------------------------------------------

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3.   Exact name of investment company as specified in registration statement:

Fifth Third Funds
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4.   Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio  43219-8001
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (10-03)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of
     Fifth Third Funds

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Fifth Third Funds (the "Funds'") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of May 5, 2006. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 5, 2006, and with respect to agreement of security purchases and sales, for the period from March 3, 2006 (the date of our last examination), through May 5, 2006:

- Confirmation of all securities held by institutions in book entry form by Depository Trust Company, the Federal Reserve Bank and Bank of New York, without prior notice to management;

- Confirmation, or other procedures as we considered necessary, of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

- Reconciliation of all such securities to the books and records of the Funds and the Fifth Third Bank;

- Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank's records; and

- Agreement, or other procedures as we considered necessary, of fifty-seven security purchases and fifty-eight security sales or maturities since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 5, 2006 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PricewaterhouseCoopers LLP

August 30, 2006

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Fifth Third Funds (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 5, 2006, and from March 3, 2006 through May 5, 2006.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 5, 2006, and from March 3, 2006 through May 5, 2006, with respect to securities reflected in the investment account of the Funds.


Fifth Third Funds


By:        /s/ Aaron J. Masek
           ------------------------------------------------------
           Mr. Aaron J. Masek
           Treasurer

           8/31/06
           ------------------------------------------------------
           Date